PicoCELA Inc.

May 5, 2025

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Eranga Dias

Re:	PicoCELA Inc.

Registration Statement on Form F-1, as amended (File No. 333-285764)

Initially Filed on March 13, 2025

Withdrawal of Acceleration Request

Dear Mr. Dias:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on May 1, 2025, in which we requested the acceleration of the effective date of the above-captioned Registration Statement for May 5, 2025, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended. PicoCELA Inc. is no longer requesting that such Registration Statement be declared effective at such date and time, and we hereby formally withdraw our request for acceleration of the effective date of the above-captioned Registration Statement.

Please contact Ying Li of Hunter Taubman Fischer & Li LLC, at (212) 530-2206, if you have any questions or concerns regarding this matter.

Very truly yours,

PicoCELA Inc.

By:	/s/ Hiroshi Furukawa
Name:	Hiroshi Furukawa
Title:	Chief Executive Officer and Representative Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC